Amendment to Article II, Section 6 of the Bylaws
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Pursuant to a consent to action by the board of directors dated October 19,
2000, Article II, Section 6 of the Corporation's Bylaws was amended and replace in its entirety by the following:

Section 6. QUORUM. The presence in person or by proxy of the holders of one-third of the shares entitled to vote at any meeting of the shareholders shall constitute a quorum for the transaction of business. The Shareholders present at a duly called or held meeting at which a quorum is present may continue to do business until adjournment, notwithstanding the withdrawal of enough shareholders to leave less than a quorum, if any action taken (other than adjournment) is approved by at least a majority of the shares required to constitute a quorum.